

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Steven Gatoff
Chief Financial Officer
Inseego Corp.
9710 Scranton Road, Suite 200
San Diego, CA 92121

> **Re: Inseego Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K filed February 21, 2024**
> **Response dated April 17, 2024**
> **File No. 001-38358**

Dear Steven Gatoff:

We have reviewed your April 17, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

Form 8-K filed on February 21, 2024

Exhibit 99.1

1.   We have reviewed your response to prior comment 2. It appears to us that managing inventory levels is an integral aspect of your business; as such, it continues to appear to us your non-GAAP adjustments for "inventory adjustment - E&O and contract manufacturer liability" and "write-off of capitalized inventory fees" represent normal operating expenses necessary to operate your business and are not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to no longer exclude these adjustments from any non-GAAP performance measure.

Please contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing